Filed by Vacasa, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPG Pace Solutions Corp.

Commission File No.: 001-40319

Explanatory Note

The purpose of this filing is to amend certain of the results of operations and amend certain of the financial tables that were included in the shareholder letter filed by Vacasa, Inc. on September 9, 2021 pursuant to Rule 425 under the Securities Act of 1933, as amended, to reflect the impact of a $2.7 million timing adjustment between June 2021 and July 2021 which has no impact to its full-year results.

This adjustment resulted in a $2.7 million decrease to Vacasa’s revenue for the three and six months ended June 30, 2021, as well as the related impact to loss from operations, net loss before income tax, net loss, and Adjusted EBITDA, compared to the previously reported results. As this was a timing adjustment, Vacasa will recognize an offsetting increase in its third quarter revenue of $2.7 million as well as the related impact to loss from operations, net loss before income tax, net loss, and Adjusted EBITDA, resulting in no impact to its full-year results.

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Second Quarter Highlights The Leo Cottage - Union Pier, MI

Second Quarter Highlights 2 Heather H., Vacasa homeowner in Fayston, VT Karen S., Vacasa homeowner in Blue Ridge, GA “From day one, every aspect of Vacasa—from the service to the technology to my local team—has been great. Everytime I visit, I still feel like it’s my home. My husband and I have had the conversation that as we look for additional investments, we want them to be vacation homes and we also want them to be where Vacasa operates so we can replicate this experience in other places.” “My local team and I are in a partnership together to satisfy the customer because this is a business for all of us. I bought this property to use personally, but it’s become a business for me. I’ve even had guests specifically come to experience what it would be like to have this type of vacation home and then allow a rental company to manage it for them. I’ve absolutely had that happen and have already recommended Vacasa.”

Second Quarter Highlights 3 Meredith D., Vacasa guest in Hoodsport, WA Judiaann W., Vacasa guest in Rockaway Beach, OR “After six months in isolation, we booked a lakeside rental that met all of our COVID safety and relaxation needs. Upon arrival, we experienced some minor issues with check- in, so it was a relief to have a local Vacasa team member available who quickly resolved the issue and made it right with us. This level of support was above and beyond what we’ve experienced through other home rental platforms, so our first Vacasa experience left us surprised and delighted and we’re excited to explore other Vacasa properties.” “My family travels quite a bit. My kids have stayed everywhere from 5-star hotels to cozy yurts and everything in between. We were so impressed with our Vacasa stay—so much that they still talk about it. From the moment we arrived at the property, everything was seamless, the house was perfectly cleaned, maintained and fully stocked with everything we needed to enjoy our vacation right from the start.”

Second Quarter Highlights 4 Vacasa’s Operating and Financial Results Exceed Targets. Second quarter 2021 Gross Booking Value, Revenue, and Adjusted EBITDA all finished above the targets outlined in the Investor Presentation filed by TPG Pace Solutions Corp. (NYSE: TPGS; “TPGS”) when the planned business combination was announced on July 29, 2021. Strong Gross Booking Value Drives Record Revenue. Gross Booking Value reached $514 million in the second quarter, up 247% year-over-year and above the target of $478 million. As a result, Revenue reached $238 million in the second quarter, up 185% year-over-year and above the target of $220 million. Over 1.4 Million Nights Sold. There were more than 1.4 million Nights Sold in the second quarter compared to 449,000 in the second quarter of 2020. Not only was occupancy strong, driven by increased demand for leisure travel, but we were able to achieve that with an increase in Gross Booking Value per Night Sold to a record setting $365 during the quarter. Net Loss. Net loss in the second quarter was $20 million, consistent with the year ago period. Topline Outperformance Results in Adjusted EBITDA Beat. Second quarter 2021 Adjusted EBITDA was positive $6 million compared to negative $6 million in the second quarter of 2020 and to the target of negative $7 million. The $13 million outperformance on Adjusted EBITDA relative to the target was attributable to stronger than projected Revenue. Second Quarter Financial and Operational Highlights 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 $0 200 400 600 800 1,000 1,200 1,400 1,600 407 487 644 514 739 449 1,113 704 824 1,407 Nights Sold (thousands)

Second Quarter Highlights 5 Third Quarter Revenue Pacing Nearly 20% Higher than Target. The favorable tailwinds that drove outperformance in the second quarter have continued into the third quarter. We are capitalizing on the ongoing surge in consumer demand by executing on our core strategy: maximizing revenue for our homeowners by achieving the optimal balance between occupancy and Gross Booking Value per Night Sold. Based on the trends we’ve seen to date, we expect third quarter revenue to be in the range of $300 million to $310 million compared to our target of $258 million. Given the continued momentum in the business, we are pulling forward some of our planned investments to the third and fourth quarter, which we expect to fund with revenue outperformance. We now expect third quarter Adjusted EBITDA to be in the range of positive $35 million to $40 million compared to our target of positive $26 million. Product Updates. We recently released a number of new products including the beta version of our Homeowner Mobile App, the “Add a Night” Feature to further optimize revenue and the guest experience, and the HomeCare Hub API for contractor agencies. We have a deep product roadmap and will continue to invest in engineers to improve our proprietary technology offering and, in turn, our customer experience. Transaction Update. TPGS currently expects to close the proposed business combination with Vacasa in the fourth quarter of 2021, subject to Vacasa, Inc.’s Registration Statement on Form S-4 being declared effective by the SEC, shareholder approval, and other customary closing conditions. Second Quarter Financial and Operational Highlights 1Q19 $0 $100 $200 $300 $400 $500 $600 $113 $137 $200 $139 $201 $148 $394 $193 $246 $514 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 Gross Booking Value (millions)

Second Quarter Highlights 6 Management Remarks on the Second Quarter “What a difference a year makes. In the second quarter last year, we were at the height of the impact of COVID-19 on our business and transitioning from a period of extremely low demand to explosive demand. The team successfully navigated that difficult environment and we continued to establish our position as a market leader,” said Matt Roberts, CEO of Vacasa. “Fast forward to the second quarter of 2021, and Vacasa achieved record results across all metrics: Gross Booking Value, Nights Sold, Gross Booking Value Per Night Sold, and Revenue.” “Vacasa’s operating and financial results far exceeded our second quarter targets, driven by pent-up demand for leisure travel, shifting consumer preference and the unique benefits vacation rentals provide in the current environment,” said Roberts. “These strong consumer trends have continued, and we now expect our third quarter revenue to finish well ahead of the targets we established with TPG Pace Solutions prior to our announced business combination.” “Heightened demand for vacation rentals during the second quarter resulted in strong occupancy. Simultaneously, Vacasa was able to increase Gross Booking Value per Night Sold by over 10% versus last year, maximizing rental income for our valued homeowners,” said Jamie Cohen, CFO of Vacasa. “With these favorable patterns clearly extending into the third quarter, we are finding ways to invest the overperformance back into the business to further our competitive differentiation and continue building a strong foundation for long-term growth.”

Second Quarter Highlights 7 About Vacasa Vacasa is creating a superior vacation rental experience for homeowners, guests, and distribution partners alike enabled by our end-to-end technology platform. Our value proposition is rooted in our supply side focus, where our offering makes it easy for anyone to turn their second home into a vacation rental in over 400 destinations across North America, Belize, and Costa Rica. Our purpose-built technology platform has enabled us to scale and become the leading vacation rental management company in North America. We leverage internally built tools to manage all aspects of the vacation rental experience for homeowners, from listing creation and multi-channel distribution to pricing, marketing optimization, and end-to-end property care. Our technology focus elevates all facets of the guest experience too through easy access to reservation information, 24-7 customer support, and smart home integration. The local market operations teams also use proprietary systems to streamline the cleaning and servicing of homes. Vacasa is well positioned for continued growth in the massive and growing vacation rental market. The vacation rental category has reached significant scale with annual spend expected to surpass $200 billion globally by 2022, growing at about 2x the rate of traditional accommodations. Looking at just the United States, Vacasa has significant room for expansion with less than 1% of the over 5 million vacation homes currently on our platform. We’ve made significant progress over the years and now have over 30,000 properties on our platform. By offering homeowners an easier and better solution, we are focused on aggregating additional supply in this fragmented industry. We will continue to invest heavily in technology to improve the experience for both homeowners and guests, and drive operational efficiencies in our business. But, this is just the beginning. We’re excited to use our scale and technology advantage to unlock additional supply to grow the vacation rental category. Search & Discovery Demand Generation Booking & Payment Listing Optimization Dynamic Pricing Homeowner Tools Real Estate Analytics Management of Exclusive Inventory Property Setup Distributed Operations Deep 24/7 Support Multi- Channel Distribution Demand Supply

Second Quarter Highlights 8 Recent Highlights Supply Additions We generate Gross Booking Value growth by adding additional vacation rental home supply to our platform. Our multi-pronged supply acquisition strategy includes our individual approach, where we onboard individual vacation rental properties through our direct sales force, and our portfolio approach, where we onboard portfolios of homes already being professionally managed by local property managers. During the second quarter, we had strong individual unit additions by our sales representatives and from our portfolio approach. Separate from our portfolio program, we closed the acquisition of TurnKey Vacation Rentals in April which had a number of strategic benefits including the addition of complementary technology and additional supply. New Consumer Behaviors Taking Hold There has been an ongoing shift towards alternative accommodations over the past decade, but we believe the events over the past year have accelerated consumer adoption. According to Phocuswright, the proportion of guests staying in vacation rentals more than tripled over the past decade, growing from less than 10% in 2010 to approximately 30% in 2019. In recent quarters, we’ve experienced elevated levels of occupancy meaning more people than ever are choosing alternative accommodations. We believe the higher rate of consumer use, paired with continued use cases like extended stays and remote work, should provide a strong growth tailwind to the vacation rental category in the years ahead. The Leo Cottage - Union Pier, MI vacasa

Recent Highlights

Technology Investments

We continue to leverage technology to improve the vacation rental experience for homeowners and guests. A few examples of recently released products include:

Homeowner Mobile App. We published a beta version of the Homeowner Mobile App for both iOS / Android with plans for a full launch in the fourth quarter. The app allows homeowners to easily engage with Vacasa on-the-go and we plan to roll out additional features in the future. This type of offering differentiates the Vacasa experience from other vacation rental management companies.

"Add a Night" Feature. A common issue in the vacation rental industry is "stranded nights" which occurs when there are one or two nights between two reservations. Rather than let those go unbooked, the "Add a Night" Feature identifies "stranded nights" and then asks the guest if they would like to extend their stay for a reduced nightly rate. This particular feature not only improves revenue optimization for homeowners, but elevates the experience for guests.

HomeCare Hub API. We released an API that allows contractor agencies to access our HomeCare Hub to leverage our scheduling algorithms for staff assignments.


Dashboard
UPCOMING
OWNER HOLD
GUEST STAY
GUEST STAY
VACASA HOLD
Book a Hold
NIGHTS OCCUPIED THIS MONTH
12
3
GUEST STAYS
OWNER HOLDS

Homeowner Mobile App



HomeCare Hub

Second Quarter Highlights | 9

Second Quarter Highlights 10 Recent Highlights Sustainable Growth We believe our results demonstrate that we are successfully executing on the strategy of aggregating supply in the fragmented vacation rental market. We expect to use the incremental capital from the business combination with TPGS to further supply additions in existing markets as well as to open up new markets in North America. We also plan on expanding our technology and product teams to add more features that improve the homeowner and guest experience and drive operational efficiencies throughout our business. Over the medium term, we believe we can expand our platform to attractive international markets primarily in Europe and the Americas, provide our homeowners with adjacent services such as maintenance service plans, and integrate expanded services for guests, including concierge services, customized local guides, and in-destination experiences. The Leo Cottage - Union Pier, MI

Second Quarter Highlights 11 Note, our financial performance was negatively impacted by the onset of COVID-19 in the second quarter of 2020. Gross Booking Value Gross Booking Value reached $514 million in the second quarter of 2021, up 247% versus the second quarter of 2020, and $36 million higher than our target of $478 million. The year-over-year increase was driven by the addition of more units to our platform, higher occupancy, and higher Gross Booking Value per Night Sold as a result of strong consumer demand. Revenue Gross Booking Value drove second quarter revenue of $238 million, an increase of 185% versus the second quarter of 2020, and $18 million higher than our target of $220 million. Cost of Revenue Cost of revenue, exclusive of depreciation and amortization, was $118 million in the second quarter versus $42 million in the year ago period. These expenses were 50% of revenue in the second quarter of 2021, consistent with the year ago period. Cost of revenue consists primarily of employee compensation costs, which includes wages, benefits, and payroll taxes, and outside service costs for housekeeping, home maintenance, payment processing fees for merchant fees and chargebacks, laundry expenses, housekeeping supplies, as well as fixed rent payments on certain owner contracts. We expect that cost of revenue will increase on an absolute dollar basis for the foreseeable future to the extent our business continues to grow. We expect that cost of revenue as a percentage of revenue will vary from period to period over the short term and decrease over the long term as we continue to invest in order management and our platform to achieve greater scale and operational efficiency. Financial Discussion

Second Quarter Highlights 12 Operations and Support Operations and support expenses were $47 million in the second quarter, up from $21 million in the second quarter of 2020. These expenses were 20% of revenue in the second quarter of 2021 versus 25% of revenue in the year ago period. Operations and support expenses consist primarily of compensation costs, which includes wages, benefits, payroll taxes, and equity-based compensation, for employees that support our local operations teams in the field. Also included is the cost of call center customer support, both employees and vendors, and the allocation of facilities and certain corporate costs. The strong year- over-year growth in Gross Booking Value allowed us to achieve leverage on the fixed portion of these costs. We expect that operations and support costs will continue to increase on an absolute dollar basis for the foreseeable future to the extent our business continues to grow and we continue to invest in our local operations teams to service homeowners and guests. We are investing in near-term initiatives to reduce customer contact rates and improve the operational efficiency of our operations and support organization, which we expect will decrease operations and support costs as a percentage of revenue over the longer term. Technology and Development Technology and development expenses were $11 million in the second quarter, up from $4 million in the second quarter of 2020. These expenses were 5% of revenue in the second quarter of 2021, consistent with the year ago period. While our technology and development expenses were low in the second quarter of 2020 due to furloughs following the onset of COVID-19, we do expect these costs to increase in absolute dollars as we hire more software developers and expand the capabilities and scope of our platform. We anticipate technology and development expenses as a percentage of revenue to stay constant or increase over time as we continue to invest in product features, automation, and efficiency. Sales and Marketing Sales and marketing expenses were $39 million in the second quarter, up from $14 million in the second quarter of 2020. These expenses were 16% of revenue in the second quarter of 2021, consistent with the year ago period. The year-over-year increase in sales and marketing expense was primarily driven by higher fees paid to our channel partners due to increases in our Gross Bookings Value and the hiring of additional sales representatives that are responsible for homeowner acquisition. We expect that sales and marketing expenses will increase on an absolute dollar basis as we invest to grow our customer base Financial Discussion

Second Quarter Highlights 13 and enhance our brand awareness. However, we expect sales and marketing expenses to decrease as a percentage of bookings as our business grows, although the percentage may fluctuate from period to period depending on fluctuations in the timing and extent of our sales and marketing expenses and business seasonality. General and Administrative General and administrative expenses were $19 million in the second quarter, up from $11 million in the second quarter of 2020. These expenses were 8% of revenue in the second quarter of 2021 versus 14% in the year ago period. We expect general and administrative expenses to increase in absolute dollars due to the anticipated growth of our business and to meet the increased compliance and reporting requirements associated with our transition to, and operation as, a public company following the proposed business combination with TPGS, including in compliance, legal, investor relations, insurance, and professional services. We anticipate general and administrative expenses as a percentage of revenue to decrease over time. Net Loss and Adjusted EBITDA Net loss was $20 million in the second quarter, consistent with the last year ago period. Adjusted EBITDA was positive $6 million in the second quarter 2021 compared to our target of negative $7 million. The higher-than-expected Adjusted EBITDA in the second quarter was largely due to revenue outperformance coupled with cost discipline. See “Use of Non- GAAP Financial Measures” for a discussion of Adjusted EBITDA, and “Adjusted EBITDA Reconciliation” for a reconciliation to net loss, the most directly comparable GAAP financial performance measure. Liquidity and Capital Resources As of June 30, 2021 Vacasa had $331 million of cash and cash equivalents. At the closing of the transaction, the combined company expects to receive an additional $485 million of gross proceeds, assuming no redemptions by TPGS shareholders. Financial Discussion

Second Quarter Highlights 14 Transaction Update As previously announced, in July 2021, Vacasa entered into an agreement to become a publicly traded company through a business combination with TPGS. Vacasa, Inc. recently filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC in connection with the proposed business combination, which is currently expected to close in the fourth quarter of 2021, subject to the Registration Statement being declared effective by the SEC, shareholder approval and other customary closing conditions. A more fulsome description of the business combination can be found in the Registration Statement and the related preliminary proxy statement/prospectus filed with the SEC on August 12, 2021, and can be accessed on the Securities Exchange Commission’s website at www.sec.gov, www.tpg.com/pace-solutions, or https://www.vacasa.com/investors. Financial Discussion The Leo Cottage - Union Pier, MI

Key Business Metrics

(in thousands, except GBV per Night Sold)

	Three Months Ended June 30		Six Months Ended June 30	
	2020	2021	2020	2021
Gross booking value ("GBV")	$148,153	$514,201	$348,790	$760,078
Nights Sold	449	1,407	1,188	2,231
GBV per Night Sold	$330	$365	$294	$341

Condensed Consolidated Statements of Operations

(in thousands)

(unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2020	2021	2020	2021
Revenue	$83,336	$237,609	$196,725	$367,027
Costs and expenses:				
Cost of revenue [1]	41,593	118,368	104,383	193,994
Operations and support [1]	21,074	47,065	52,474	77,401
Technology and development [1]	4,123	11,107	12,669	18,603
Sales and marketing [1]	13,572	39,174	40,287	64,714
General and administrative [1]	11,397	18,923	23,742	40,346
Depreciation	3,835	4,242	7,445	8,307
Amortization of intangible assets	4,894	12,074	9,675	16,799
Total costs and expenses	100,488	250,953	250,675	420,164
Loss from operations	(17,152)	(13,344)	(53,950)	(53,137)
Interest income	29	13	364	26
Interest expense	(1,410)	(3,075)	(1,629)	(5,906)
Other income (expense), net	(1,065)	(3,628)	(1,398)	(10,349)
Net loss before income tax	(19,598)	(20,034)	(56,613)	(69,366)
Income tax benefit (expense)	78	113	157	152
Net loss	$(19,520)	$(19,921)	$(56,456)	$(69,214)
(1) Includes equity-based compensation expense as follows:				
Cost of revenue	$-	$-	$-	$-
Operations and support	-	31	-	62
Technology and development	-	156	-	322
Sales and marketing	-	415	-	654
General and administrative	690	1,556	690	1,963
Total equity-based compensation expense	$690	$2,158	$690	$3,001

Second Quarter Highlights | 15

Second Quarter Highlights 16 Assets Current assets: Cash and cash equivalents $218,484 $330,700 Restricted cash 72,528 245,900 Accounts receivable, net 10,161 38,822 Prepaid expenses and other current assets 10,191 19,336 Total current assets 311,364 634,758 Property and equipment, net 65,087 62,618 Intangibles, net 77,426 230,848 Goodwill 121,487 642,139 Other long-term assets 11,888 16,862 Total assets $587,252 $1,587,225 Liabilities, Redeemable Convertible Preferred Units, and Members’ Deficit Current liabilities: Accounts payable $15,648 $43,419 Funds payable to owners 92,707 331,346 Hospitality and sales taxes payable 20,721 67,385 Deferred revenue 49,992 172,207 Future stay credits 35,140 31,589 Accrued expenses and other current liabilities 44,022 84,502 Total current liabilities 258,230 730,448 Long-term debt, net of current portion 111,689 115,578 Other long-term liabilities 22,204 37,671 Total liabilities 392,123 883,697 Redeemable convertible preferred units 771,979 1,198,080 Members’ deficit: Common units - - Additional paid-in capital - 575,966 Accumulated deficit (577,091) (1,071,498) Accumulated other comprehensive income (loss) 241 980 Total members’ deficit (576,850) (494,552) Total liabilities, redeemable convertible preferred units and members’ deficit $587,252 $1,587,225 Condensed Consolidated Balance Sheets (in thousands) (unaudited) 12/31/2020 6/30/2021

Second Quarter Highlights 17 Cash from operating activities: Net loss $(56,456) $(69,214) Adjustments to reconcile net loss to net cash provided by (used in) operating activities: Bad debt expense 1,205 1,350 Depreciation 7,445 8,307 Amortization of intangible assets 9,675 16,799 Deferred income taxes (278) (159) Other gains and losses 172 901 Fair value adjustment on warrant derivative liabilities 963 10,263 Loss on debt extinguishment - - Non-cash interest expense 364 4,014 Equity-based compensation expense 690 3,001 Change in operating assets and liabilities: Accounts receivable 4,645 (4,871) Prepaid expenses and other assets 7,976 (12,872) Accounts payable 6,111 18,079 Funds payable to owners 54,018 191,355 Hospitality and sales taxes payable 12,286 38,129 Deferred revenue and future stay credits 61,379 85,903 Accrued expenses and other liabilities 1,580 13,393 Net cash provided by (used in) operating activities 111,775 304,378 Cash from investing activities: Purchases of property and equipment (1,074) (2,152) Proceeds from sale of property and equipment - - Cash paid for internally developed software (5,391) (2,654) Cash paid for business combinations, net of cash acquired (1,959) (6,870) Other investing activities - - Net cash used in investing activities (8,424) (11,676) Cash from financing activities: Cash paid for business combinations (6,163) (6,947) Proceeds from issuance of long-term debt 115,931 - Payments on long term debt (10,127) (125) Proceeds from issuance of preferred units, net of issuance costs - - Other financing activities (143) (104) Net cash provided by (used in) financing activities 99,498 (7,176) Effect of exchange rate fluctuations on cash, cash equivalents, and restricted cash (333) 62 Net increase in cash, cash equivalents and restricted cash 202,516 285,588 Cash, cash equivalents and restricted cash, beginning of period 209,489 291,012 Cash, cash equivalents and restricted cash, end of period $412,005 $576,600 Condensed Consolidated Statements of Cash Flows (in thousands) (unaudited) 2020 2021 Six Months ended June 30

Adjusted EBITDA Reconciliation

(in thousands)

(unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2020	2021	2020	2021
Net Loss	$(19,520)	$(19,921)	$(56,456)	$(69,214)
Add back:				
Depreciation and amortization of intangible assets	8,729	16,316	17,120	25,106
Interest income	(29)	(13)	(364)	(26)
Interest expense	1,410	3,075	1,629	5,906
Other income (expense), net	1,065	3,628	1,398	10,349
Income tax benefit (expense)	(78)	(113)	(157)	(152)
Equity-based compensation	690	2,158	690	3,001
Business combination costs[1]	-	1,322	-	7,514
Restructuring costs[2]	1,315	-	4,962	250
Adjusted EBITDA	$(6,418)	$6,452	$(31,178)	$(17,266)

(1) Represents third party costs associated with the strategic acquisition of TurnKey and third party costs associated with our merger with TPG Pace Solutions Corp.
(2) Represents costs associated with an internal reorganization and workforce reductions in response to the COVID-19 pandemic and costs associated with the wind-down of a significant portion of our international operations.

Second Quarter Highlights | 18

Second Quarter Highlights 19 About Vacasa Vacasa is the leading vacation rental management platform in North America, transforming the vacation rental experience by integrating purpose-built technology with expert local and national teams. Homeowners enjoy earning significant incremental income on one of their most valuable assets, delivered by the company’s unmatched technology that adjusts rates in real time to maximize revenue. Guests can relax comfortably in Vacasa’s 30,000+ homes across more than 400 destinations in North America, Belize and Costa Rica, knowing that 24/7 support is just a phone call away. In addition to enabling guests to search, discover and book its properties on Vacasa.com and the Vacasa Guest App, Vacasa provides valuable, professionally managed inventory to top channel partners, including Airbnb, Booking.com and Vrbo. In Summer 2021, Vacasa entered into an agreement to become a publicly traded company through a business combination with TPG Pace Solutions (NYSE: TPGS), a special purpose acquisition company (“SPAC”). For more information, visit https://www.vacasa.com/press. Additional Information and Where to Find It This Shareholder Letter is being made in connection with a proposed business combination involving Vacasa and TPGS. In connection with the proposed transaction, Vacasa, Inc. (“NewCo”) has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement for the shareholders of TPGS, which also constitutes a preliminary prospectus of NewCo. TPGS urges investors, shareholders and other interested persons to read the preliminary proxy statement/prospectus as well as other documents filed with the SEC (including, when available, the definitive proxy statement/prospectus) because these documents will contain important information about TPGS, Vacasa, NewCo and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of TPGS as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, can also be obtained, without charge, at the SEC’s website (www.sec.gov). Participants in Solicitation TPGS, NewCo, Vacasa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPGS in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPGS’s executive officers and directors in the solicitation by reading TPGS’s initial public offering prospectus, which was filed with the SEC on April 9, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus relating to the business combination. Shareholders, potential investors and other interested persons should read the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, carefully before making any voting or investment decisions. Copies of these documents may be obtained for free from the sources indicated above. Forward-Looking Statements Certain statements made in this Shareholder Letter are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPGS’s or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPGS and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated

Second Quarter Highlights 20 by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPGS or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPGS shareholders redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPGS and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPGS and NewCo. Additional information concerning these and other factors that may impact TPGS’s and Vacasa’s expectations and projections can be found in TPGS’s periodic filings with the SEC, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC by NewCo., and in the definitive proxy statement/prospectus when available. TPGS’s and NewCo’s SEC filings are available publicly on the SEC’s website at www.sec.gov. The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPGS nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. No Offer or Solicitation This Shareholder Letter does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This Shareholder Letter also does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom. No Assurances There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which have been filed as exhibits to the Current Report on Form 8-K filed by TPGS with the SEC on August 3, 2021. Use of Non-GAAP Financial Measures This Shareholder Letter includes Adjusted EBITDA, which is a financial measure that is not defined by or presented in accordance with accounting principles generally accepted in the United States (“GAAP”). Because it excludes items we do not believe to be indicative of our core operating performance, we believe Adjusted EBITDA provides useful information to analysts and investors in understanding and evaluating our results of operations, is frequently used by these parties in evaluating companies in our industry, and provides a useful measure for period-to-period comparisons of our business performance. Moreover, Adjusted EBITDA is a key measurement used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting. However, Adjusted EBITDA has a number of significant limitations as an analytical tool, and other companies in our industry may calculate this measure differently than we do, thereby further limiting its usefulness as a comparative measure. Because of its limitations, Adjusted EBITDA should be considered as supplemental in nature only, and should not be viewed as a substitute for net loss or any other financial information prepared in accordance with GAAP. From time to time when presenting forward-looking non-GAAP metrics, we are unable to provide quantitative reconciliations to the most closely correlated GAAP measure due to the uncertainty in the timing, amount or nature of any adjustments, which could be material in any period.